FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: January 29, 2013

SANDSTORM GOLD LTD. Suite 1400 - 400 Burrard Street Vancouver, British Columbia V6C 3A6 Canada (Translation of registrant's name into English)

750 West Pender Street, Suite 1103, Vancouver, B.C. Canada V6C 2T8 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Description of Exhibit

Exhibit	Description of Exhibit

99.1	Sandstorm Gold Announces the Acquisition of Common Shares and Warrants of Premier Royalty

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: January 29, 2013	/s/ Erfan Kazemi
Erfan Kazemi
Chief Financial Officer